UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )**

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☐ Definitive Proxy Statement
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☒ Soliciting Material Pursuant to § 240.14a-12

PUGET ENERGY, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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CALCULATION OF FILING FEE

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PUGET SOUND ENERGY
The Energy To Do Great Things

FRIDAY FOCUS
A weekly employee e-newsletter

Dec. 21, 2007

Merger update

Below are key points in the merger process this past month. Thanks to the customer service representative who suggested a new tagline for Macquarie Infrastructure: "The money to do great things!" For complete information about the merger, see the archive on the PSEWeb home page.

- **Dec. 3 –** Puget Energy completed the sale to the consortium of 12.5 million shares for an aggregate offering price of approximately $296 million. This infusion will fund PSE's ongoing construction program and working capital needs.
- **Dec. 10 –** The "go-shop" period ended. In the news release issued Dec. 17, **Steve Reynolds** said "no proposal was received that could reasonably be expected to result in a proposal superior to the definitive merger agreement with the consortium led by Macquarie Infrastructure Partners …"
- **Dec. 17 –** Puget Sound Energy and the consortium of North American infrastructure investors filed an application with the Washington Utilities and Transportation Commission to request its approval of the proposed merger by July 1, 2008.
- **Dec. 19 –** A companywide e-mail announced that the Employee Stock Purchase Plan will be suspended as of Jan. 1, 2008. If the merger transaction closes, Puget Energy will become a privately held company and its common stock will no longer be publicly traded. As a result, the Puget Sound Energy Employee Stock Purchase Plan (ESPP) will terminate and no longer be operative. When the merger transaction closes, all shareholders will be paid $30 for each share of Puget Energy stock they hold, regardless of how they acquired their shares.

  The current offering period for the ESPP ends Dec. 31, 2007. In anticipation of the merger closing, the plan is suspended effective Jan. 1, 2008, and no new offering is planned at this time. If the merger closes in 2008 and the ESPP is terminated, PSE will provide each active regular, full-time employee an additional $10 in benefits-related "Flex Credits" for each month in calendar year 2009 ($120 total for 2009). If the merger does not close, the ESPP will resume and a new offering period will be announced. The plan is described on PSEWeb at http://pseweb/FinReporting/. If you have questions about the plan, please contact **Sue Gladfelter** at 81-2822.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Puget Energy will file a proxy statement with the Securities and Exchange Commission (SEC). Before making any voting or investment decision, investors and security holders of Puget Energy are urged to carefully read the entire proxy statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to those document, because they will contain important information about the proposed transaction. A definitive proxy statement will be sent to the shareholders of Puget Energy in connection with the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Puget Energy at the SEC's website at www.sec.gov. The proxy statement and such other documents may also be obtained at no cost from Puget Energy by directing the request to Puget Energy, 10885 NE 4th Street, PSE-08 , Bellevue, WA 98004, Attention: Sue Gladfelter.

PARTICIPANTS IN THE SOLICITATION

Puget Energy, its directors, executive officers and other members of its management, employees, and certain other persons may be deemed to be participants in the solicitation of proxies from Puget Energy shareholders in connection with the proposed transaction. Information

about the interests of Puget Energy's participants in the solicitation is set forth in Puget Energy's proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and in the proxy statement relating to the transaction when it becomes available.